EXHIBIT 5

September 30, 2014

Diversified Resources, Inc.
20203 Highway 60
Platteville, CO 80651

This letter will constitute an opinion upon the legality of the sale by certain selling shareholders of Diversified Resources, Inc., a Nevada corporation (the "Company"), of up to 13,062,540 shares of common stock, all as referred to in the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, the applicable laws of the State of Nevada, and a copy of the Registration Statement.  In our opinion, the Company was authorized to issue the shares of stock mentioned above and such shares represent fully paid and non-assessable shares of the Company’s common stock.

Very truly yours,

HART & HART

/s/ William T. Hart

William T. Hart